SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Outerwall Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

690070107
(CUSIP Number)

Marc Weingarten, Esq. Eleazer Klein, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 8, 2014
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 690070107	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 997,041
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 997,041
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 997,041
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 4.9%
14	TYPE OF REPORTING PERSON IA

CUSIP 690070107	SCHEDULE 13D/A	Page 3 of 5 Pages

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 4, 2013 (the “Original Schedule 13D”) and Amendment No. 1 to the Schedule 13D filed with the SEC on March 10, 2014 (“Amendment No. 1, and together with the Original Schedule 13D and this Amendment No. 2, the “Schedule 13D”) with respect to the shares ("Shares") of common stock, par value $0.001 per share, of Outerwall Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D. This Amendment No. 2 amends Items 3, 4, 5 and 7 as set forth below. This Amendment No. 2 constitutes an “exit filing” with respect to the Reporting Persons.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The 977,041 Shares reported herein by the Reporting Person were acquired at an aggregate purchase price of approximately $43.4 million. Such Shares were acquired with investment funds in accounts managed by the Reporting Person.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Person has reduced the size of its investment in the Shares of the Issuer through regular portfolio management activities. The Reporting Person is highly supportive of the recent steps taken by the Issuer’s board and management, in particular the Issuer’s commitment to improving capital allocation discipline, increasing its return of capital to shareholders, and driving cost efficiencies.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Items 5(a), (b), (c) and (e) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 20,392,395 Shares outstanding, which is the total number of Shares outstanding following the settlement of the Issuer’s tender offer which expired on March 7, 2014 as reported in the Issuer's press release filed as an exhibit to its amendment to Schedule TO filed on March 13, 2014.

At the close of business on April 10, 2014, the Reporting Person may be deemed to beneficially own 997,041 Shares, constituting approximately 4.9% of the Shares outstanding.

(b) The Reporting Person has sole voting and dispositive powers over 997,041 Shares, which powers are exercised by the Principal.

(c) Information concerning transactions in the Shares effected by the Reporting Person since Amendment No. 1 is set forth in Exhibit A hereto and is incorporated herein by reference. All of the transactions in Shares listed hereto were effected in the open market on the NASDAQ Global Select Market through various brokerage entities.

(e) April 8, 2014

CUSIP 690070107	SCHEDULE 13D/A	Page 4 of 5 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:	Transactions in the Shares Since Amendment No. 1

CUSIP 690070107	SCHEDULE 13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2014

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	General Counsel